FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 26, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2016.

2.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2016 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

SEK
Interim Report 1 2016

First quarter 2016

New lending amounted to Skr 21.1 billion (1Q15: Skr 10.8 billion)

Net interest revenues amounted to Skr 429 million (1Q15: Skr 419 million)

Operating profit amounted to Skr 310 million (1Q15: Skr 343 million)

Net profit amounted to Skr 245 million (1Q15: Skr 262 million)

Return on equity amounted to 5.8 percent (1Q15: 6.4 percent)

Operating profit excluding net results of financial transactions amounted to Skr 274 million (1Q15: Skr 297 million)

The outstanding offers for loans at the end of the period amounted to Skr 42.5 billion (Skr 57.1 billion at year-end 2015)

The Total capital ratio was 23.7 percent at the end of the period (24.5 percent at year-end 2015)

Basic and diluted earnings per share amounted to Skr 62 (1Q15: Skr 66)

2016

For the period

01/01/16 — 31/03/16

Download the report at www.sek.se

Statement by the CEO — Catrin Fransson

Continued strong customer focus

The year started with turbulent financial markets during the first few months, largely driven by increased uncertainty about the global economic climate, oil prices and speculation about future interest rate increases in the United States. Conditions stabilized slightly in March and stock markets have partially recovered. However, considerable uncertainty continues to prevail regarding the global economy in parallel with continued geopolitical instability. The Swedish economy remains healthy. Exports have benefitted from stronger demand in our operating environment and continued favorable interest rates. However, uncertainty in our operating environment and the financial markets led to a slight increase in caution among Swedish companies in the first quarter.

Our operations continue to trend favorably. In particular, from a year-on-year perspective, demand for end-customer finance was high in the first quarter. New lending totaled Skr 21.1 billion, of which Skr 17.9 billion related to end-customer finance and Skr 3.2 billion to corporate lending. Considerable demand exists for SEK’s financing solutions, from both large and medium-sized clients, which is pleasing since it indicates substantial confidence among the Swedish Export Industry

Initiatives under Team Sweden continue to be developed. Among other initiatives, we participated in a delegation to India together with other export promotion agencies and Sweden’s Prime Minister Stefan Löfven. We have also developed our regional presence, firstly through our representative office in Gothenburg and, secondly through initiating a partnership, together with the Swedish Export Credits Guarantee Board, with an external company that will provide information about the export credit system and market our services in Northern Sweden. The partnership aims to make our offering available to .more members of the Swedish export industry.

The first quarter of 2016 has also seen intense activity in our risk and IT operations. Our investments in the development of risk measurement systems impact large parts of the company and substantial commitment exists at SEK to implement the various projects.

At the end of the first quarter, operating profit was Skr 310 million (1Q15: Skr 343 million), and at Skr 429 million (1Q15: Skr 419 million) net interest revenue was slightly higher than the corresponding quarter last year, which were offset by higher costs attributable to compliance with regulations. Despite the impact of macro environmental concerns on the funding market, our five-year, USD 1.2 billion benchmark bond was well-received in the market, when issued in March.

SEK has a strong capitalization with a total capital ratio of 23.7 percent and healthy liquidity. At the Extraordinary General Meeting on January 21, 2016, a new capital target was adopted, which entails that SEK’s total capital ratio is to exceed the Swedish FSA’s capital adequacy requirement by 1 to 3 percentage points and corresponds to 18 to 20 percent at the current time. This means we are well-prepared to assist more customers with financing solutions and, thereby, play our part in strengthening the competitiveness of the Swedish export industry.

FINANCIAL HIGHLIGHTS UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn (if not mentioned otherwise)	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Results
Net interest revenues	429	428	419	1,662
Operating profit	310	342	343	1,535
Net profit	245	260	262	1,187
After-tax return on equity(1)	5.8%	6.2%	6.4%	7.2%
Operating profit excl. net results of financial transactions	274	183	297	1,135
After-tax return on equity excl. net results of financial transactions(2)	5.1%	3.3%	5.5%	5.3%
Basic and diluted earnings per share (Skr)(3)	62	65	66	297

Customer financing
New financial transactions with customers(4)	21,066	21,624	10,843	104,583
of which corporate lending	3,202	5,719	2,606	19,254
of which end-customer financing	17,864	15,905	8,237	85,329
CIRR loan as percentage of new financial transactions(5)	51%	37%	—	49%
Loans, outstanding and undisbursed(6)	270,896	268,535	240,043	268,535
Volume of outstanding offers of lending(7)	42,494	57,130	95,597	57,130
of which binding offers	71	2,273	44,447	2,273
of which non-binding offers	42,423	54,857	51,150	54,857
CIRR loan as percentage of volume of outstanding offers(5)	82%	85%	88%	85%

Borrowing
New long-term borrowings(8)	17,962	7,104	5,803	47,025
Outstanding senior debt	249,161	233,556	279,262	233,556
Outstanding subordinated debt	2,060	2,088	2,165	2,088

Statement of financial position
Total assets	295,313	280,411	324,897	280,411
Total liabilities	278,294	263,583	308,533	263,583
Total equity	17,019	16,828	16,364	16,828

Capital adequacy
Common Equity Tier 1 capital ratio(9)	21.1%	21.6%	17.8%	21.6%
Tier 1 capital ratio(9)	21.1%	21.6%	17.8%	21.6%
Total capital ratio(9)	23.7%	24.5%	20.3%	24.5%
Leverage ratio(10)	5.3%	5.4%	4.6%	5.4%
Internally assessed economic capital excl. buffer as percentage of Own funds(11)	53.6%	55.0%	72.0%	55.0%
Liquidity coverage ratio (LCR)(12)	563%	573%	191%	573%
Net stable funding ratio (NSFR)(13)	104.3%	99.4%	104.9%	99.4%

(1)         Net profit, expressed as a percentage per annum of current year’s average equity.

(2)         Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year’s average equity.

(3)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)         New customer financing includes all new accepted loans, regardless of maturities.

(5)         The State’s export credit support.

(6)         Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(7)         SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(8)         New borrowing with maturities exceeding one year.

(9)         Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

(10)  Tier 1 capital expressed as a percentage of an exposure measure calculated in accordance with CRR (see Note 10).

(11)  Economic capital is the result of the company’s internal assessment of the capital required to cover its risks (see Note 10).

(12)  Highly liquid assets in relation to its net cash outflows for the next 30 calendar days.

(13)  Stable funding, available to an institution against the required amount of stable funding over a period of one year.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at March 31, 2016 and in matters concerning flows, the three-month period ended on March 31, 2016. Amounts within parentheses refer to December 31, 2015 (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Strong first quarter for SEK

SEK experienced a strong first quarter with healthy demand for all types of financing solutions. Our clients mainly need export credits and, in addition to high levels of new lending we have also issued a substantial number of offers. Compared with the first quarter of 2015, we noted a general increase in inquiries from Swedish exporters. This could be partly attributable to uncertainty in the capital markets and relatively healthy demand among Swedish exporters.

SEK has continued to focus on broadening its customer base and developing its customer offerings. SEK’s establishment of a representative office in Gothenburg has progressed favorably and we have increased contact with companies in the region. In the first quarter of 2016, we launched together with the Swedish Export Credits Guarantee Board a partnership with an external company, which has been tasked by SEK with presenting our offering to companies in Northern Sweden.

Our new lending to Swedish exporters and their customers amounted to Skr 21.1 billion (1Q15: Skr 10.8 billion) during the quarter. End-customer finance totaled Skr 17.9 billion (1Q15: Skr 8.2 billion) and the total volume of corporate lending was Skr 3.2 billion (1Q15: Skr 2.6 billion).

The total volume of loans outstanding and committed undisbursed loans amounted to Skr 270.9 billion at the end of the first quarter of 2016, compared with Skr 240.0 billion at the end of the first quarter of 2015. Since the end of 2015, the total volume of offers outstanding for export credits has decreased and at the end of the period was Skr 42.5 billion (Skr 57.1 billion at year-end 2015).

Skr bn	Jan-Mar 2016	Jan-Mar 2015	Jan-Dec 2015
Customer financing of which:
- End-customer finance(1)	17.9	8.2	85.3
- Corporate lending(1)	3.2	2.6	19.3
Total	21.1	10.8	104.6

(1)         Of which Skr 11.6 billion (1Q15: Skr 0.3 billion, year-end 2015: Skr 53.4 billion) had not been disbursed at period end. Skr 11.2 billion (1Q15: Skr 0.1 billion; year-end 2015: Skr 52.5 billion) was attributable to end-customer finance and Skr 0.4 billion (1Q15: Skr 0.2 billion; year-end 2015: Skr 0.9 billion) to corporate lending.

New customer financing by sector

SEK’s markets for new lending, Jan-Mar 2016, Skr 21.1 billion (3M15: Skr 10.8 billion)

New customer financing

In the first quarter, we noted rising demand for green lending, which is classified according to a separate framework as projects that promote the transition to a low-carbon economy. In the first quarter, we worked to concretize SEK’s approach to human rights in lending. Together with other public agencies, work will continue with this throughout the year and aims to provide SEK with a more defined policy position and requirements for our counterparties.

SEK’s new borrowing posted a year-on-year increase and amounted to Skr 18.0 billion (1Q15: Skr 5.8 billion). During the period, the repurchase of own debt amounted to Skr 1.1 billion (1Q15: Skr 2.2 billion) and early redemption of borrowing totaled Skr 2.6 billion (1Q15: Skr 14.2 billion). Conditions in the funding market were uncertain in the latter part of 2015 and this uncertainty continued into the beginning of the first quarter of 2016. However, we identified a market trend toward greater stability toward the end of the first quarter of 2016. In March, SEK issued a five-year, USD 1.2 billion benchmark bond, which was well received by investors.

New borrowing

Long-term borrowing

SEK’s markets for new borrowing, Jan-Mar 2016, Skr 18.0 billion (3M15: Skr 5.8 billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

First quarter of 2016

Operating profit

Operating profit amounted to Skr 310 million (1Q15: Skr 343 million), a decrease of 10 percent compared to the first quarter previous year.

Operating profit, excluding net results of financial transactions, amounted to Skr 274 million (1Q15: Skr 297 million), a decrease of 8 percent compared to the first quarter previous year.

Net interest revenues

Net interest revenues amounted to Skr 429 million (1Q15: Skr 419 million), an increase of 2 percent. This increase was driven primarily by lower borrowing costs, as a result of improved terms of borrowing and a lowered need of funding. Interest income has been affected by lower average total volume of lending during the first quarter, compared to the same period in the previous year. Lower market rates also affected interest revenues negatively. Interest-bearing assets slightly decreased compared to the same period in the previous year and amounted on average to Skr 269.5 billion (1Q15: Skr 303.6 billion). The amount of total loans decreased compared with the same period in the previous year and amounted on average to Skr 203.5 billion (1Q15: Skr 221.7 billion). Liquidity investments decreased as part of a more efficient use of capital and amounted on average to Skr 66.0 billion (1Q15: Skr 81.9 billion).

Borrowing volume decreased to an average of Skr 241.4 billion (1Q15: Skr 280.7 billion).

The average margin on assets, compared with the same period in the previous year, has been affected positively due to the fact that the proportion of loans as part of the interest-bearing assets has increased and the margin of liquidity investments has improved. The margin on lending has been stable.

Net results of financial transactions

Net results of financial transactions amounted to Skr 36 million (1Q15: Skr 46 million). The decrease is mainly due to lowered result on repurchase of own debt, compared to the same period in the previous year.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses, depreciation and impairment) totalled Skr -151 million (1Q15: Skr -122 million), an increase of 24 percent compared with the same period in the previous year. This increase is mainly attributable to ongoing adjustments in regulations which has entailed extended organization and development of IT systems. It is also attributable to the fact that a larger part of the expenses that comes with IT development have been allocated to net income compared with the same period in the previous year.

•Personnel expenses

Personnel expenses totalled Skr -82 million (1Q15: Skr -78 million), an increase of 5 percent compared to the first quarter previous year. The increase was mainly attributable to extended organization, as a part of adapting to the demands of the regulations. Provision to the employee incentive scheme amounted to Skr -7 million (1Q15: Skr -5 million). This was offset by a reversal of earlier provisions made to the employee incentive scheme, amounting to Skr 4 million (1Q15: Skr - million), attributable to 2015. The outcome of the scheme is based on return on equity, and may not exceed two months’ salary. For 2016, the scheme covers all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk- and compliance functions.

•Other administrative expenses

Other administrative expenses amounted to Skr -57 million (1Q15: -34 million), an increase of 68 percent compared to the first quarter previous year. This increase is mainly attributable to ongoing adjustments in regulations which has entailed development of IT systems. A larger part of the expenses that comes with IT development have been allocated to net income compared with the same period in the previous year.

•Depreciation and impairment of non-financial assets

Depreciation and impairment totalled Skr -12 million (1Q15: Skr -10 million), an increase of 20 percent compared to the same period in the previous year.

Net credit losses

Net credit losses for the first quarter amounted to Skr 1 million (1Q15: Skr 2 million). During the first quarter, there were no provisions made for probable credit losses. The portfolio based reserve was at the end of the first quarter Skr 170 million (year-end 2015: Skr 170 million).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -69 million (1Q15: Skr -70 million). Skr -56 million (1Q15: Skr -41 million) of the total was attributable to items to be reclassified to operating profit and Skr -13 million (1Q15: Skr -29 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit, Skr -10 million (1Q15: Skr 19 million) was related to available-for-sale securities and Skr -46 million (1Q15: Skr -60 million) was due to other comprehensive income effects related to cash-flow hedges. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative change in fair value was caused by the higher discount rate.

After-tax return on equity

After-tax return on equity amounted to 5.8 percent (1Q15: 6.4 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 5.1 percent (1Q15: 5.5 percent).

Statement of Financial Position

Total assets and liquidity investments

SEK’s total assets amounted to Skr 295.3 billion on March 31, 2016 (year-end 2015: Skr 280.4 billion), an increase of 5 percent compared to year-end 2015, mainly due to lower liquidity investments at the end of the previous year. The liquidity investments amounted to Skr 73.3 billion on March 31, 2016 (year-end 2015: Skr 58.7 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 270.9 billion as of March 31, 2016 (year-end 2015: Skr 268.5 billion), an increase of 1 percent. Of the combined amount at March 31, 2016, Skr 202.0 billion represented outstanding loans, a decrease of 2 percent (year-end 2015: Skr 205.1 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 43.8 billion (year-end 2015: Skr 44.1 billion).

As of March 31, 2016, the aggregate amount of outstanding offers amounted to Skr 42.5 billion, a decrease of 26 percent (year-end 2015: Skr 57.1 billion). Skr 34.7 billion (year-end 2015: Skr 48.4 billion) of outstanding offers were derived from the S-system. Skr 71 million (year-end 2015: Skr 2.3 billion) of outstanding offers are binding offers and Skr 42.4 billion (year-end 2015: Skr 54.9 billion) are non-binding offers. Binding offers are included in commitments.

There has been no significant change in the composition of SEK’s counterparty exposure. Of the total counterparty exposure at March 31, 2016, 51.4 percent (year-end 2015: 52.9 percent) was to states; 25.9 percent (year-end 2015: 26.6 percent) was to corporates; 16.4 percent (year-end 2015: 16.0 percent) was to multilateral development banks and financial institutions; 6.1 percent (year-end 2015: 4.3 percent) was to regional governments; and 0.2 percent (year-end 2015: 0.2 percent) was to asset-backed securities. Total exposures amounted to Skr 343.1 billion on March 31, 2016 (year end 2015: Skr 326.2 billion), the increase is mainly attributable to the increased liquidity investments.

Liabilities and equity

As of March 31, 2016, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

During 2016, SEK has a credit facility with the Swedish National Debt Office of Skr 125 billion. SEK has not yet utilized the credit facility. The credit facility can only be available for loans covered by the State’s export credit support (CIRR).

Capital adequacy

SEK’s total capital ratio was 23.7 percent as of March 31, 2016 (year-end 2015: 24.5 percent), capital target is 18 - 20 percent. The Tier 1 capital ratio was 21.1 percent (year-end 2015: 21.6 percent) and the Common Equity Tier 1 capital ratio was 21.1 percent (year-end 2015: 21.6 percent).

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

•    Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

•    Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

•    Changes in government policy and regulations, as well as in political and social conditions.

•    Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has been significantly changed since December 31, 2015 and they are not expected to have a material negative impact on the future of the company. For additional information, see also the “Risk and Capital Management” section in SEK’s Annual Report 2015.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Interest revenues		727	680	766	2,835
Interest expenses		-298	-252	-347	-1,173
Net interest revenues		429	428	419	1,662
Net fee and commission expense		-5	0	-2	-6
Net results of financial transactions	2	36	159	46	400
Total operating income		460	587	463	2,056
Personnel expenses		-82	-84	-78	-295
Other administrative expenses		-57	-62	-34	-164
Depreciation and impairment of non-financial assets		-12	-66	-10	-98
Total operating expenses		-151	-212	-122	-557
Operating profit before net credit losses		309	375	341	1,499
Net credit losses	3	1	-33	2	36
Operating profit		310	342	343	1,535
Tax expenses		-65	-82	-81	-348
Net profit(1)		245	260	262	1,187

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-10	14	19	-8
Derivatives in cash flow hedges		-46	-50	-60	-217
Tax on items to be reclassified to profit or loss		12	7	9	49
Net items to be reclassified to profit or loss		-44	-29	-32	-176
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-13	23	-29	49
Tax on items not to be reclassified to profit or loss		3	-5	6	-11
Net items not to be reclassified to profit or loss		-10	18	-23	38

Total other comprehensive income		-54	-11	-55	-138

Total comprehensive income(1)		191	249	207	1,049

(1) The entire profit is attributable to the shareholder of the Parent Company.

Skr mn	Note	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Skr
Basic and diluted earnings per share(2)		62	65	66	297

(2) Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 5, 6	10,530	2,258
Treasuries/government bonds	4, 5, 6	2,807	2,006
Other interest-bearing securities except loans	3, 4, 5, 6	45,571	40,831
Loans in the form of interest-bearing securities	4, 5, 6	46,764	48,107
Loans to credit institutions	3, 4, 5, 6	29,415	29,776
Loans to the public	3, 4, 5, 6	140,200	140,806
Derivatives	5, 6, 7	12,772	12,672
Property, plant, equipment and intangible assets		123	129
Other assets		5,337	1,854
Prepaid expenses and accrued revenues		1,794	1,972
Total assets		295,313	280,411

Liabilities and equity
Borrowing from credit institutions	5, 6	4,465	5,283
Borrowing from the public	5, 6	61	61
Senior securities issued	5, 6	244,635	228,212
Derivatives	5, 6, 7	24,051	23,631
Other liabilities		409	1,637
Accrued expenses and prepaid revenues		1,837	1,912
Deferred tax liabilities		721	720
Provisions		55	39
Subordinated securities issued	5, 6	2,060	2,088
Total liabilities		278,294	263,583

Share capital		3,990	3,990
Reserves		183	227
Retained earnings		12,846	12,611
Total equity		17,019	16,828

Total liabilities and equity		295,313	280,411

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY UNAUDITED (EXCEPT FOR JAN-DEC 2015)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Mar 2015	262				262
Other comprehensive income Jan-Mar 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	19			19
Derivatives in cash flow hedges	-60		-60
Tax on items to be reclassified to profit or loss	9		14	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-29				-29
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Mar 2015	-55		-46	14	-23
Total comprehensive income Jan-Mar 2015	207		-46	14	239
Closing balance of equity March 31, 2015 (1)	16,364	3,990	352	19	12,003
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Dec, 2015	1,187				1,187
Other comprehensive income Jan-Dec, 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec, 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec, 2015	1,049		-170	-6	1,225
Dividend	-378				-378
Closing balance of equity December 31, 2015 (1)	16,828	3,990	228	-1	12,611
Net profit Jan-Mar 2016	245				245
Other comprehensive income Jan-Mar 2016 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-10			-10
Derivatives in cash flow hedges	-46		-46
Tax on items to be reclassified to profit or loss	12		10	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-13				-13
Tax on items not to be reclassified to profit or loss	3				3
Total other comprehensive income Jan-Mar 2016	-54		-36	-8	-10
Total comprehensive income Jan-Mar 2016	191		-36	-8	235
Closing balance of equity March 31, 2016 (1),(2)	17,019	3,990	192	-9	12,846

1        The entire equity is attributable to the shareholder of the Parent Company.

2        The Board of Directors has resolved to propose at the Annual General Meeting on April 26, 2016, that a dividend of Skr 356 million will be paid.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Jan-Mar 2016	Jan-Mar 2015	Jan-Dec 2015
Operating activities
Operating profit (1)	310	343	1,535
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-1	-2	-36
Depreciation and impairment of non-financial assets	12	10	98
Exchange-rate differences	-2	-3	22
Unrealized changes in fair value	-30	-29	-396
Other	24	142	18
Income tax paid	20	-163	-580
Total adjustments to convert operating profit to cash flow	23	-45	-874

Loan disbursements	-13,237	-13,205	-56,404
Repayments of loans	15,207	15,255	70,777
Net change in bonds and securities held	-6,431	13,496	28,448
Derivatives relating to loans	22	158	469
Other changes — net	-690	89	469
Cash flow from operating activities	-4,796	16,091	44,420
Investing activities
Capital expenditures	-6	-16	-66
Cash flow from investing activities	-6	-16	-66
Financing activities
Short-term senior debt	10,083	180	16,312
Long-term senior debt	17,060	5,409	53,043
Repayments of debt	-7,713	-14,649	-74,546
Repurchase and early redemption of own long-term debt	-3,123	-16,411	-41,006
Derivatives relating to debts	-2,931	5,501	-2,540
Dividend paid	—	—	-378
Cash flow from financing activities	13,376	-19,970	-49,115
Net cash flow for the year	8,574	-3,895	-4,761
Exchange-rate differences on cash and cash equivalents	-302	-17	-80
Cash and cash equivalents at beginning of the period	2,258	7,099	7,099
Cash and cash equivalents at end of the period (2)	10,530	3,187	2,258
of which cash at banks	170	537	294
of which cash equivalents	10,360	2,650	1,964

(1) Interest payments received and expenses paid
Interest payments received	902	929	2,990
Interest expenses paid	488	288	1,273

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

1. Applied accounting principles and impacts from changes in accounting principles

2. Net results of financial transactions

3. Impairment and past-due receivables

4. Loans and liquidity investments

5. Classification of financial assets and liabilities

6. Financial assets and liabilities at fair value

7. Derivatives

8. S-system

9. Pledged assets and contingent liabilities

10. Capital adequacy

11. Exposures

12. Transactions with related parties

13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2015 annual financial statements, except for changes related to amendment in ÅRKL. Due to amendments in ÅRKL and FFFS 2008:25, memorandum items are now presented in Note 9 Pledged assets and contingent liabilities. A new restricted reserve is established in accordance with ÅRKL, Capitalized development costs reserve, for costs of development accounted for as intangible assets. Other changes in accounting standards have not had any material impact on accounting during the year. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet reached any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2018. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	0	71	2	-42	(1)
Financial assets or liabilities at fair value through profit or loss	31	-58	93	202
Financial instruments under fair-value hedge accounting	6	146	-33	246
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1	0	-16	-6
Total net results of financial transactions	36	159	46	400

(1)         During the second quarter 2015, most of SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net down to zero if it is held to maturity and is a performing instrument Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are terminated prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Credit losses	—	-33	—	-33
Reversal of previous write-downs	1	—	2	279	(1)
Net impairment and reversals	1	-33	2	246
Established losses	—	—	0	-211	(1)
Recovered credit losses	0	—		1
Net credit losses	1	-33	2	36
of which related to loans	1	-33	1	35
of which related to liquidity investments	—	—	1	1

Reserve of impairment of financial assets
Opening balance	-236	-203	-464	-464
Reserves used to cover write-downs	—	—	—	-9
Net impairment and reversals	1	-33	2	246
Currency effects	0	0	-20	-9
Closing balance	-235	-236	-482	-236
of which related to loans	-227	-228	-254	-228
of which related to liquidity investments	-8	-8	-228	-8

(1)         A CDO was sold during the second quarter of 2015 and the corresponding reserve of Skr 206 million was dissolved. The established loss amounted to Skr 211 million.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	March 31, 2016	December 31, 2015
Past-due receivables(1)
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	474	387
Aggregate amount of principal and interest more than 90 days past-due(2)	725	358
Principal amount not past-due on such receivables	5,191	4,923

(1)         As of March 31, 2016, SEK has two large unsettled amounts, which represent the main part of total loans outstanding. The first unsettled loan in question, which is under renegotiation, is fully covered by adequate guarantees and therefore no loan loss reserve has been made. The second unsettled loan developed during the fourth quarter of 2015 is to a large extent covered by adequate guarantees why expected future credit loss is limited in relation to the amount stated in Past-Due Receivables above. The credit loss reserve for the second unsettled loan is Skr 34 million (year-end 2015: Skr 33 million).

(2)         Of the aggregate amount of principal and interest past due, Skr 376 million (year-end 2015: Skr 97 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 93 million (year-end 2015: Skr 64 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 254 million (year-end 2015: Skr 197 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	March 31, 2016	December 31, 2015
Loans:
Loans in the form of interest-bearing securities	46,764	48,107
Loans to credit institutions	29,415	29,776
Loans to the public	140,200	140,806
Less:
Cash collateral under the security agreements for derivative contracts(1)	-14,344	-13,592
Deposits with time to maturity exceeding three months	—	—
Total loans	202,035	205,097

Liquidity investments:
Cash and cash equivalents	10,530	2,258
Cash collateral under the security agreements for derivative contracts	14,344	13,592
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	2,807	2,006
Other interest-bearing securities except loans	45,571	40,831
Total liquidity investments	73,252	58,687

Total interest-bearing assets	275,287	263,784

(1)         Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	10,530	10,530
Treasuries/government bonds	—	—	—	2,807	—	2,807
Other interest-bearing securities except loans	—	1,476	—	42,912	1,183	45,571
Loans in the form of interest-bearing securities	—	271	—	—	46,493	46,764
Loans to credit institutions	—	—	—	—	29,415	29,415
Loans to the public	—	—	—	—	140,200	140,200
Derivatives(3)	5,976	—	6,796	—	—	12,772
Total financial assets	5,976	1,747	6,796	45,719	227,821	288,059

Total financial assets, 31 December 2015	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(4)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)
Borrowing from credit institutions	—	—	—	4,465	4,465
Borrowing from the public	—	—	—	61	61
Senior securities issued(6)	—	58,735	—	185,900	244,635
Derivatives(3)	18,269	—	5,782	—	24,051
Subordinated securities issued	—	—	—	2,060	2,060
Total financial liabilities	18,269	58,735	5,782	192,486	275,272

Total financial liabilities, 31 December 2015	17,628	58,926	6,003	176,718	259,275

(1)         Of loans and receivables, 8 percent (year-end 2015: 9 percent) are subject to fair-value hedge accounting. The remaining 92 percent (year-end 2015: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)         No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)         The derivatives’ fair value originating from credit risk amounted to Skr -25 million as of March 31, 2016 (year-end 2015: Skr -23 million). The change for the period January 1 to March 31, 2015, amounted to Skr -2 million (1Q15: Skr 11 million), which negatively affected operating profit. This valuation is made on the counterparty level.

(4)         Of other financial liabilities, 70 percent (year-end 2015: Skr 72 percent) are subject to fair-value hedge accounting, the remaining 30 percent (year-end 2015: 28 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(5)         Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -321 million (year-end 2015: Skr -384 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to March 31, 2016, the credit spread component decreased by Skr 63 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to March 31, 2015 the credit risk component increased by Skr 35 million, which increased the value of financial liabilities and affected operating profit negatively.

(6)         Repayments of long-term debt amounting to approximately Skr -7.7 billion (1Q15: Skr -14.7 billion) were effectuated during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -3.1 billion (1Q15: Skr -16.4 billion).

Note 6. Financial assets and liabilities at fair value

	March 31, 2016
Skr mn	Book value	Fair value	Surplus value (+)/Deficit value (–)
Cash and cash equivalents	10,530	10,530	0
Treasuries/governments bonds	2,807	2,807	0
Other interest-bearing securities except loans	45,571	45,621	50
Loans in the form of interest-bearing securities	46,764	47,307	543
Loans to credit institutions	29,415	29,533	118
Loans to the public	140,200	142,512	2,312	(1)
Derivatives	12,772	12,772	0
Total financial assets	288,059	291,082	3,023

Borrowing from credit institutions	4,465	4,466	1
Borrowing from the public	61	61	0
Senior securities issued	244,635	245,137	502
Derivatives	24,051	24,051	0
Subordinated securities issued	2,060	2,050	-10
Total financial liabilities	275,272	275,765	493

	December 31, 2015
Skr mn	Book value	Fair value	Surplus value (+) / Deficit value (–)
Cash and cash equivalents	2,258	2,258	0
Treasuries/governments bonds	2,006	2,006	0
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	0
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	0
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

(1)         1 Skr 2,020 million of the surplus value  (year-end 2015: Skr 1,452 million) is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•                  the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•                  quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                  historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•                  similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

New models involving significant change from the previously approved models must be authorized by the Board’s Finance and Risk Committee. In addition, all models for the valuation of financial instruments must receive annual approval from theBoard’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. Analysis of significant non observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,807	—	—	2,807
Other interest-bearing securities except loans	1,101	120	255	1,476	1,121	41,792	—	42,913
Loans in the form of interest-bearing securities	271	—	—	271	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	13	9,864	2,895	12,772	—	—	—	—
Total March 31, 2016	1,385	9,984	3,150	14,519	3,928	41,792	—	45,720

Total, December 31, 2015	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	22,312	36,423	58,735
Derivatives	19	20,043	3,989	24,051
Subordinated securities issued	—	—	—	—
Total March 31, 2016	19	42,041	40,412	82,786

Total, December 31, 2015	23	39,386	43,148	82,557

During the period January to December 2015 no assets or liabilities (year-end 2015:-) were transferred between Level 1 and Level 2.

Financial assets at fair value in Level 3

Skr mn	January 1, 2016	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	March 31, 2016	Of which unrealized gains (+) and losses (-) through profit or loss (1)
Other interest-bearing securities except loans	261	—	—	—	—	-6	—	255	-6
Derivatives	1,888	10	-189	—	—	1,186	—	2,895	346
Total, 2016	2,149	10	-189	—	—	1,180	—	3,150	340

	January 1, 2015							December 31, 2015
Total, 2015	3,832	374	-2,320	22	—	240	—	2,149	-862

Financial liabilities at fair value in Level 3

Skr mn	January 1, 2016	Issues	Settlements & buy-backs	Transfers to Level 3	Transfers from Level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	March 31, 2016	Of which unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	38,709	—	-595	—	—	-1,691	—	36,423	-411
Derivatives	4,439	42	-165	—	—	-327	—	3,989	655
Total, 2016	43,148	42	-760	—	—	-2,018	—	40,412	244

	January 1, 2015							December 31, 2015
Total, 2015	57,974	13,069	-31,524	214	—	3,413	—	43,148	-994

(1)  Gains and losses through profit or loss, including the impact of exchange rates, is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of March 31, 2016 amount to Skr 97 million profit (year-end 2015: Skr 132 million) and are reported as net results of financial transactions.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the instruments in Level 3. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/- 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For Level 3- instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by

+/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative due to the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

Assets	March 31, 2016
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	255	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	255				0	0

Equity	116	Correlation	0.76 - (0.43)	Option Model	1	-1
Interest rate	1,481	Correlation	0.15 - (0.17)	Option Model	-159	148
FX	1,298	Correlation	0.66 - (0.72)	Option Model	11	-9
Other	0	Correlation	0.43 - (0.17)	Option Model	0	0
Sum derivatives	2,895				-147	138
Sum assets	3,150				-147	138

Liabilities	March 31, 2016
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Equity	-9,998	Correlation	0.76 - (0.43)	Option Model	7	-5
		Credit spreads	10BP - (10BP)	Discounted cash flow	21	-21
Interest rate	-21,834	Correlation	0.15 - (0.17)	Option Model	164	-146
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-95
FX	-4,454	Correlation	0.66 - (0.72)	Option Model	-52	51
		Credit spreads	10BP - (10BP)	Discounted cash flow	98	-98
Other	-137	Correlation	0.43 - (0.17)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	7	-7
Sum senior securities issued	-36,423				340	-321

Equity	-1,472	Correlation	0.76 - (0.43)	Option Model	-8	6
Interest rate	-3	Correlation	0.15 - (0.17)	Option Model	-1	1
FX	-2,361	Correlation	0.66 - (0.72)	Option Model	41	-42
Other	-153	Correlation	0.43 - (0.17)	Option Model	0	0
Sum derivatives	-3,989				32	-35
Sum liabilities	-40,412				372	-356
Total effect on profit or loss(2)					225	-218
Sum assets, December 31, 2015	2,149				-172	165
Sum liabilities, December 31, 2015	-43,148				397	-387
Total effect on profit or loss, December 31, 2015					225	-222

(1)  Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)  Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 221 million (year-end 2015: Skr 224 million) under a maximum scenario and Skr -221 million (year-end 2015: Skr -224 million) under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	March 31, 2016			December 31, 2015
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	5,723	9,596	229,632	5,582	8,225	221,515
Currency-related contracts	6,619	12,188	126,088	6,548	13,745	116,290
Equity-related contracts	430	2,107	15,930	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	160	1,533	—	164	1,978
Total derivatives	12,772	24,051	373,183	12,672	23,631	355,872

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of March 31, 2016, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 2,076 million (year-end 2015: Skr 2,975 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, and the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2014.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Interest revenues	293	299	309	1,222
Interest expenses	-245	-256	-249	-1,001
Net interest revenues	48	43	60	221

Interest compensation	1	1	0	13
Remuneration to SEK(1)	-28	-28	-32	-122
Foreign exchange effects	4	0	0	0
Reimbursement to (-) / from (+) the State	-25	-16	-28	-112
Operating profit	0	0	0	0

(1)         The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	March 31, 2016	December 31, 2015
Cash and cash equivalents	1	1
Loans	43,815	44,077
Derivatives	5	213
Other assets	3,994	1,133
Prepaid expenses and accrued revenues	253	328
Total assets	48,068	45,752

Liabilities	43,977	44,215
Derivatives	3,811	1,186
Accrued expenses and prepaid revenues	280	351
Equity	—	—
Total liabilities and equity	48,068	45,752

Commitments
Committed undisbursed loans	60,822	54,638
Binding offers	71	2,273

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Net interest revenues	61	55	73	271
Interest compensation	1	1	0	13
Remuneration to SEK	-28	-28	-32	-120
Foreign exchange effects	4	0	0	0
Results under the S-system by CIRR loans	38	28	41	164

Results under the S-system by type of loan Concessionary loans

Skr mn	Jan-Mar 2016	Oct-Dec 2015	Jan-Mar 2015	Jan-Dec 2015
Net interest revenues	-13	-12	-13	-50
Remuneration to SEK	0	0	0	-2
Foreign exchange effects	—	—	—	—
Results under the S-system by Concessionary loans	-13	-12	-13	-52
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	25	16	28	112

Note 9. Pledged assets and contingent liabilities

Skr mn	March 31, 2016	December 31, 2015
Collateral provided
Cash collateral under the security agreements for derivative contracts	14,344	13,592

Contingent assets and liabilities
Guarantee commitments, credits	1	5
Guarantee commitments, other	3,512	4,076

Commitments
Committed undisbursed loans	68,861	63,438
Binding offers	71	2,273

Note 10. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR(1)), was 23.7 percent as of March 31, 2016 (year-end 2015: 24.5 percent). The Tier 1 capital ratio was 21.1 percent (year-end 2015: 21.6 percent) and the Common Equity Tier 1 capital ratio was 21.1 percent (year-end 2015: 21.6 percent). As of March 31, 2016, the Basel I floor increased the total capital requirement resulting in a total capital ratio of 23.2 percent (year-end 2015: 23.4 percent). For further information on capital adequacy, risks, and CRR, see the section “Risk and capital management” in SEK’s Annual Report for 2015.

(1)         Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	March 31, 2016	December 31, 2015
Share capital	3,990	3,990
Retained earnings	12,235	11,404
Accumulated other comprehensive income and other reserves	193	247
Independently reviewed profit net of any foreseeable charge or dividend	171	830
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,589	16,471
Additional value adjustments due to prudent valuation	-468	-429
Intangible assets	-102	-109
Fair value reserves related to gains or losses on cash flow hedges	-192	-228
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	238	290
Total regulatory adjustments to Common Equity Tier 1 capital	-524	-476
Total Common Equity Tier 1 capital	16,065	15,995
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,065	15,995
Tier 2-eligible subordinated debt	2,037	2,088
Credit risk adjustments(1)	12	9
Total Tier 2 capital	2,049	2,097
Total Own funds	18,114	18,092

Total Own funds according to Basel I floor	18,102	18,083

(1)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of March 31, 2016, the limitation rule has not had any effect (year-end 2015: no effect).

Minimum capital requirements exclusive of buffer

	March 31, 2016			December 31, 2015
Skr mn	EAD(1)	Risk exposure amount	Minimum capital requirement	EAD(1)	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	143,561	1,150	92	141,235	760	61
Regional governments	20,764	—	—	13,999	—	—
Multilateral development banks	502	—	—	24	—	—
Corporates	1,344	1,344	108	1,441	1,441	115
Total credit risk standardized method	166,171	2,494	200	156,699	2,201	176

Credit risk IRB method
Financial institutions(2)	55,577	18,034	1,443	51,805	16,437	1,315
Corporates(3)	84,005	47,700	3,816	81,575	46,990	3,760
Securitization positions	765	243	19	756	241	19
Assets without counterparty	124	124	10	129	129	10
Total credit risk IRB method	140,471	66,101	5,288	134,265	63,797	5,104

Credit valuation adjustment risk	n.a.	2,676	214	n.a.	2,403	192
Foreign exchange risk	n.a.	1,049	83	n.a.	1,570	126
Commodities risk	n.a.	15	1	n.a.	19	1
Operational risk	n.a.	3,969	318	n.a.	3,969	318
Total	306,642	76,304	6,104	290,964	73,959	5,917

Adjustment according to Basel I floor	n.a.	1,806	145	n.a.	3,262	261
Total incl. Basel I floor	n.a.	78,110	6,249	n.a.	77,221	6,178

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD Skr 4,489 million (year-end 2015: Skr 4,138 million), Risk exposure amount of Skr 1,786 million (year-end 2015: Skr 1,656 million) and Capital requirement of Skr 143 million (year-end 2015: Skr 132 million).

(3)         Of which related to specialized lending: EAD Skr 2,733 million (year-end 2015: Skr 4,085 million), Risk exposure amount of Skr 1,834 million (year-end 2015: Skr 2,806 million) and Capital requirement of Skr 147 million (year-end 2015: Skr 224 million).

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has time-limited exemptions until September 30, 2016 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for those exposures with time-limited exemptions. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis

	March 31, 2016	December 31, 2015
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	21.1%	21.6%
Tier 1 capital ratio	21.1%	21.6%
Total capital ratio	23.7%	24.5%
Institution specific Common Equity Tier 1 capital requirement incl. buffers(2)	7.7%	7.7%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	0.7%	0.7%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	19.6%	20.1%
Total capital ratio according to Basel I floor(4)	23.2%	23.4%

(1)         Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

(2)         Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)         Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)         The minimum requirement is 8.0 percent.

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical buffer rate of 1.0 percent shall be applied to exposures located in Sweden as of September 13, 2015 and going forward. The Swedish countercyclical buffer rate will increase to 1.5 percent as of June 27, 2016, and to 2.0 percent as of March 19, 2017. As of March 31, 2016, the capital requirement related to relevant exposures in Sweden is 66 percent (year-end 2015: 65 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of March 31, 2016, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2015: 0.01 percentage points).

Leverage Ratio

Skr mn	March 31, 2016	December 31, 2015
Exposure measure for the leverage ratio
On-balance sheet exposures	270,723	256,889
Off-balance sheet exposures	35,355	39,161
Total exposure measure	306,078	296,050
Leverage ratio	5.2%	5.4%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn	March 31, 2016	December 31, 2015
Credit risk	7,735	7,944
Operational risk	227	318
Market risk	1,480	1,447
Other risks	260	238
Total	9,702	9,947
Economic capital as percentage of Own funds	53.6%	55.0%

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2015.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	March 31, 2016		December 31, 2015		March 31, 2016		December 31, 2015		March 31, 2016		December 31, 2015
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	110.5	41.6	109.9	43.6	65.9	85.2	62.7	84.6	176.4	51.4	172.6	52.9
Regional governments	20.8	7.8	14.0	5.6	—	—	—	—	20.8	6.1	14.0	4.3
Multilateral development banks	0.5	0.2	0.0	0.0	—	—	—	—	0.5	0.1	0.0	0.0
Financial institutions	50.2	18.9	47.0	18.5	5.7	7.4	5.0	7.0	55.9	16.3	52.0	16.0
Corporates	83.0	31.2	80.6	32.0	5.7	7.4	6.2	8.4	88.7	25.9	86.8	26.6
Securitization positions	0.8	0.3	0.8	0.3	—	—	—	—	0.8	0.2	0.8	0.2
Total	265.8	100.0	252.3	100.0	77.3	100.0	73.9	100.0	343.1	100.0	326.2	100.0

Net exposure by region and exposure class, as of March 31, 2016

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central-and East European countries	Total
Central governments	—	4.0	—	5.5	—	0.8	142.2	20.6	3.3	176.4
Regional governments	—	—	—	—	—	—	18.5	2.3	—	20.8
Multilateral development banks	—	—	—	—	—	—	—	0.5	—	0.5
Financial institutions	2.6	5.1	2.2	3.3	0.5	1.4	9.6	30.8	0.4	55.9
Corporates	1.2	1.3	0.5	5.1	—	1.9	61.1	17.4	0.2	88.7
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.8	10.4	2.7	13.9	0.5	4.1	231.4	72.4	3.9	343.1

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central-and East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure European countries, excluding Sweden

Skr bn	March 31, 2016	December 31, 2015
France	14.6	15.3
Germany	10.7	7.5
Denmark	9.0	6.6
United Kingdom	9.0	9.2
Finland	8.0	8.2
The Netherlands	7.7	7.0
Norway	4.1	4.3
Poland	3.3	3.1
Spain	2.2	0.5
Luxembourg	2.0	2.2
Schweiz	1.8	2.0
Ireland	1.1	1.1
Austria	0.9	0.5
Iceland	0.8	0.8
Belgium	0.4	0.4
Latvia	0.3	0.3

Skr bn	March 31, 2016	December 31, 2015
Portugal	0.1	0.2
Estonia	0.1	0.1
Italy	0.0	0.0
Greece	—	—
Other countries	0.2	0.3
Total	76.3	69.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 3.5 billion at March 31, 2016 (year-end 2015: Skr 1.9 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures, that is without taking into consideration effects of guarantees and credit default swaps, to counterparties in Greece amounted to Skr 0.1 billion as of March 31, 2016 (year-end 2015: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of March 31, 2016 (year-end 2015: Skr 0.1 billion). These gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

SEK’s remaining total net exposure related to asset-backed securities held amounted to Skr 765 million as of March 31, 2016 (year-end 2015: Skr 756 million). The exposure consisted of one first-priority tranche rated ‘AAA/Aaa’ by Standard & Poor’s and Moody’s.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 in SEK’s Annual Report for 2015. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2015.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm April 26, 2016

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for publishing of financial information and other related matters:

July 21, 2016	Interim Report for the period January 1, 2016 — June 30, 2016
October 21, 2016	Interim Report for the period January 1, 2016 — September 30, 2016

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 26, 2016 13:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2015, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.